Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 11, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Manion

Re:	The Relative Value Fund File No.: 811-23179

Dear Mr. Manion:

The following responds to the comments you provided on November 19, 2020 in connection with your review of the Annual Report to Shareholders for the fiscal year ended March 31, 2020 of The Relative Value Fund (the “Fund”).

1.	Comment: The Fund holds shares of several business development companies and private funds. Please confirm that the acquired fund fees and expenses associated with those investments are included in the fee and expense table of the Fund’s most recent prospectus.

Response: The Fund confirms that the acquired fund fees and expenses associated with the business development companies and private funds held as of March 31, 2020 are included in the fee and expense table of the Fund’s prospectus dated July 17, 2020.

2.	Comment: Please describe the methodology used to classify the Fund’s investments into security types and sectors. Please confirm that the Taubman Centers, Inc. – REIT is correctly classified under Financials and Jones Lang LaSalle Income Property Trust, Inc. – Class M-I – REIT is correctly classified under Mutual Fund and explain why they should not be classified as REITs.

Response: The Fund utilizes the Bloomberg Industry Classifications Systems to classify the investments into security types and sectors. The Fund has re-evaluated its classification of Taubman Centers, Inc. - REIT and the Fund will classify any future investment in this company as a REIT going forward. The Fund classified the Jones Lang LaSalle Income Property Trust, Inc. Class M-I – REIT as a mutual fund because Bloomberg classifies the trust as an open-end fund.

3.	Comment: Note 10 to the Annual Report states that as of March 31, 2020, the Fund had outstanding investment commitments to Bank Loans totaling approximately $319,846. Please confirm that the Fund did not have any outstanding capital commitments to its investments.

Response: The Fund confirms that it did not have any outstanding capital commitments to its investments as of March 31, 2020.

4.	Comment: Certain disclosures use NAV as a practical expedient. Starting with the annual report for the fiscal year ending March 31, 2021, please include the information required by ASC 820-10-50-6A, subpart a-h when using NAV as a practical expedient.

Response: The Fund will include the information required by ASC 820-10-50-6A, subpart a-h when using NAV as a practical expedient in future shareholder reports. In the Fund’s semi-annual report for the period ended September 30, 2020, the Fund disclosed in Note 9 that the Fund did not have any unfunded capital commitments as of September 30, 2020 and therefore no additional disclosure was required.

The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara